Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In Thousands)

	Ended September 30,
	2005	2004	2003	2002	2001
Earnings:
Net income (loss)	$38,637	$(4,596)	$13,512	$8,309	$4,349
Income taxes	63	167	103	93	—
Interest expense	34,150	7,878	9,982	8,365	6,670
Interest expense related to write-off of deferred financing costs	6,990	1,216	—	585	—
Interest expense related to make whole premium charge	—	17,949	—	—	—
Interest income related to swap value received	—	(949)	—	—	—
Interest portion of operating leases	2,640	1,519	938	683	221

Earnings for ratio calculation	$82,480	$23,184	$24,535	$18,035	$11,240

Fixed charges:
Interest expense	$34,150	$7,878	$9,982	$8,365	$6,670
Interest expense related to write-off of deferred financing costs	6,990	1,216	—	585	—
Interest expense related to make whole premium charge	—	17,949	—	—	—
Interest income related to swap value received	—	(949)	—	—	—
Interest portion of operating leases	2,640	1,519	938	683	221

Total fixed charges	$43,780	$27,613	$10,920	$9,633	$6,891

Ratio of earnings to fixed charges	1.88	n/a	2.25	1.87	1.63

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs, interest expense related to make whole premium charge, less gain from termination of interest rate swap agreement) on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases. Earnings were inadequate to cover fixed charges by $4.4 million for the year ended September 30, 2004.